EXHIBIT 99.12

CONSENT OF AUTHOR / EXPERT

PAUL CRIDDLE

I hereby consent to the use of my name, Paul Criddle, and reference to my name, the technical report entitled “Fortuna Silver Mines Inc.: Séguéla Gold Mine, Côte d’Ivoire” dated effective December 31, 2023 evaluating the Séguéla Mine of Fortuna Mining Corp. (the “Company”), the technical report entitled “Fortuna Silver Mines Inc: Yaramoko Gold Mine, Burkina Faso” dated effective December 31, 2022 evaluating the Yaramoko Mine of the Company, and the information contained in said technical reports described or incorporated by reference in the Company’s Annual Report on Form 40-F for the year ended December 31, 2024 filed with the United States Securities and Exchange Commission.

Dated: March 27, 2025

“Paul Criddle”

Paul Criddle, FAusIMM